[redacted]

SECURITIES
W

13011912

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-12 (MM/DD/YY) AND ENDING 12-31-12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROGAN & ASSOCIATES INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 9TH AVENUE N SUITE 150
(No. and Street)

SAFETY HARBOR FL 34695
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT J BOVA 813-684-0933
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT J BOVA
(Name – *if individual, state last, first, middle name*)

414 CHASTAIN RD SEFFNER FL 33584
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL G ROGAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROGAN & ASSOCIATES INC, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

NANCY L. BOVA
MY COMMISSION # EE 063952
EXPIRES: February 13, 2015
Bonded Thru Budget Notary Services

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. SEE NET CAPITAL REPORT
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. SEE NOTES TO FINANCIAL STATEMENTS

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERT J BOVA
CERTIFIED PUBLIC ACCOUNTANT
414 CHASTAIN RD
SEFFNER FL 33584

MARCH 13, 2013

MEMO TO: US SECURITIES & EXCHANGE COMMISSION

REGARDING: ROGAN & ASSOCIATES INC
ANNUAL AUDIT REPORT

We are re-filing the Independent Auditors Report due to changes in regards to language and format. This is at the request of Angela Brunelle, FINRA Florida District Office, Boca Raton Fl. These changes are pursuant to the following:

SAS #122, effective 12/15/12

GAAS Broker Dealer Audit Guide

AU-C Section 700 (source)

Accounting Standards Codification
230 Statement of Cash Flow

Net Capital - Schedules I, II, III
and IV

FINRA has given Rogan & Associates until March 15, 2013 to file the revised audit.

We are also filing a new SIPIC Report due to a clerical error regarding the broker firm's name in the letter.

There were no changes or rivisions to the Focus Report, therefor a new report is not being filed.

ROGAN AND ASSOCIATES, INC.

REPORT ON EXAMINATION OF ACCOUNTS

DECEMBER 31, 2012

ROBERT J. BOVA, CPA
CERTIFIED PUBLIC ACCOUNTANTS
P.O. Box 20526 · Tampa, Florida 33622

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of
Rogan and Associates, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Rogan and Associates, Inc. which comprise the balance sheet and the related statements of income and expense, cash flows and changes in stockholders' equity for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making these risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rogan and Associates, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplemental Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.

Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

February 4, 2013

Robert J. Bovar

ROGAN AND ASSOCIATES, INC.
BALANCE SHEET - DECEMBER 31, 2012

ASSETS

ALLOWABLE ASSETS:	
Cash	$ 48,038
Accounts receivable - trade	137,191
Other securities	16,944
Total allowable assets	202,173
NON-ALLOWABLE ASSETS:	
Accounts receivable	793,345
Other assets	24,324
Total non-allowable assets	817,669
TOTAL	$1,019,842

LIABILITIES AND OWNERSHIP EQUITY

AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	$ 108,439
Total indebtedness	108,439
OWNERSHIP EQUITY:	
Capital stock - common	150
Paid-in capital	30,985
Retained earnings	904,393
Less treasury stock, at cost	(24,125)
Total ownership equity	911,403
TOTAL	$1,019,842

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

ROGAN AND ASSOCIATES, INC.
STATEMENT OF INCOME AND EXPENSE
FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUES	$2,829,908
EXPENSES:	
Commissions and payroll	1,634,146
Regulatory fees	21,698
Communications	17,559
Other expenses	1,120,773
Total expenses	2,794,176
NET INCOME (LOSS)	$ 35,732

Note: No income tax has been recorded hreron due to tax alternatives that render any tax liability immaterial.

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

ROGAN AND ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 35,732
Increase in accounts receivable	(57,461)
Increase in other securities	(4,406)
Increase in other assets	(1,097)
Increase in accounts payable	19,042
Net cash used by operating activities	(8,190)
NET CASH FLOWS TO FINANCING ACTIVITIES:	
Decrease in note payable	(1,126)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Prior year adjustment to stockholders' equity	1,583
NET DECREASE IN CASH	(7,733)
CASH BALANCE, DECEMBER 31, 2011	55,771
CASH BALANCE, DECEMBER 31, 2012	$ 48,038

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

ROGAN AND ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

STOCKHOLDERS' EQUITY, DECEMBER 31, 2011	$874,088
Net income - year ended 12-31-12	35,732
Prior year adjustment	1,583
STOCKHOLDERS' EQUITY, DECEMBER 31, 2012	$911,403

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial ststement.

ROGAN AND ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2012

BASIS OF ACCOUNTING
The Company's policy is to prepare financial statements on the basis of generally accepted accounting principles. This basis of accounting involves the application of accrual accounting, consequently, revenues and gains are recognized when earned and expenses and losses are recognized when incurred. Financial statement items are recorded at historical costs and they therefore do no necessarily represent current values.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
All transactions are recorded on a trade date as prescribed by generally accepted accounting principles, the SEC and FINRA.

AML COMPLIANCE PROGRAM
The Company retained Lynn Hippner Registration Consultants Inc. to test their firm's AML Compliance Program for the twelve-month period. This test was conducted for forming an opinion on the Anti-Money Laundering Program taken as a whole. The intent of the test was not to determine specific rule violations, but rather to determine the ability of the Program to permit the Company to adequately comply with relevant BSA, SEC, FINRA and US Treasury rules.

TRADE RECEIVABLES AND DEPOSITS
These represent amounts due from Raymond James & Associates, Inc. applicable to commissions. Raymond James & Associates, Inc. is the Company's clearing facility.

REGULATORY MATTERS
There were no material inadequacies at December 31, 2012 in the Company's accounting system, or in procedures regarding computations, examinations, counts, verifications, comparisons and recordations under Rule 17a-13(a), 15c3-3(c), 17a-13 and 15c3-3. Please note the internal control opinion letter included herein.

CONTINGENCIES
There were no material contingent assets or liabilities brought to our attention during the course of our audit at December 31, 2012 or for the year then ended, excepting the rental of premises noted below.

RENTAL - PREMISES
On 12-18-07, the Company entered into a lease agreement for five years commencing on January 1, 2008 and ending on December 31, 2012. The just expired lease has been extended for five years beginning January 1, 2013 with identical terms.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934 AS OF DECEMBER 31, 2012

NET CAPITAL

Total stockholders' Equity	$911,403
Less Non-allowable assets	817,669
Net Capital before haircuts	93,734
Less haircuts	6,291
Net Capital	$87,443
Less minimum required Net Capital	7,229
Excess Net Capital	$80,214
Aggregate Indebtedness	$108,439
Percent of Aggregate Indebtedness to Net Capital	124%

RECONCILIATION OF NET CAPITAL WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2012.

There is no difference between net capital as reported above and net capital as reported in Company-prepared FOCUS Report Part IIA as of December 31, 2012.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2012.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE IV

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS AND GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2012.

The Company has no liabilities subordinated to claims and general creditors.

ROBERT J. BOVA, CPA

P.O. Box 20526 · Tampa, Florida 33622

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements for the year ended December 31, 2012, we considered the internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance) with such practices and procedures that we considered relevant to the four objectives if applicable stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under rule 17a-3(a)(11) and the reserve required by 15c3-3(e); (2) in making the quarterly securities examinations, counts, and verifications and comparisons and the recording of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures in the preceding paragraph.

Because of inherent limitations in any control structure or the practices and procedures refer- enced above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that the practices that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2012 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Robert Bova

ROGAN AND ASSOCIATES, INC.

SUPPLEMENTAL REPORT ON
SIPC NET OPERATING REVENUES

DECEMBER 31, 2012

ROBERT J. BOVA, CPA
CERTIFIED PUBLIC ACCOUNTANTS
P.O. Box 20526 Tampa, Florida 33622

INDEPENDENT ACCOUNTANTS' REPORT

Rogan & Associates, Inc.
200 9th Avenue N., Suite 150
Safety Harbor, FL 34695

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedure enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2012 to December 31, 2012, which were agreed to by Rogan & Associates, Inc., the Securities and Exchange Commission, SIPC and other designated examining authority, solely to assist you and the other specified parties in evaluating Rogan & Associates, Inc.'s compliance with the applicable instructions of Form SIPC-7. Rogan & Associates, Inc.'s management is responsible for their compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012.

Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7.

Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 4, 2013
Tampa, Florida

Robert J Bova

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 20 12
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049995 FINRA DEC
ROGAN & ASSOCIATES INC 15*15
ATTN: MICHAEL ROGAN
200 9TH AVE N STE 150
SAFETY HARBOR FL 34695-3559

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Michael Rogan (727) 712-3400

2. A. General Assessment (item 2e from page 2) $ 433

B. Less payment made with SIPC-6 filed (exclude interest) ( )

Date Paid

C. Less prior overpayment applied (160)

D. Assessment balance due or (overpayment) 273

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 273

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 273

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

Not applicable

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Rogan & Associates, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the 18th day of January, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Postmarked Received Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 01/01, 2012 and ending 12/31, 2012
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2,829,907
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,642,892
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	11,935
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	1,621
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	2,656,448
2d. SIPC Net Operating Revenues	$ 173,459
2e. General Assessment @ .0025	$ 433

(to page 1, line 2.A.)